Exhibit 21.1

SUBSIDIAIRES OF KEPUNI HOLDING INC.

Subsidiaries	Place of Incorporation
Kepuni HK Limited	Hong Kong SAR
Jiangsu Pailing Communication Technology Co. Ltd	People’s Republic of China
Taizhou Kepuni Communication Equipment Co., Ltd	People’s Republic of China